Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 18, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 18, 2004, entitled "Keiserud report: no basis for criminal liability".

Keiserud report: no basis for criminal liability

Press release from Statoil's board of directors.

There is no basis for criminal liability charges against either Statoil as an enterprise, or against individuals in Statoil, in connection with the consultancy agreement with Horton Investment. That is the conclusion of the independent report prepared by attorney Erik Keiserud for Statoil's board.

The Statoil board discussed the Horton agreement in board meetings of 15 and 22 September 2003. On 15 September, the board resolved to lend all possible assistance to the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim), in its investigation into the consultancy agreement entered into on 12 June 2002 with Horton Investment Ltd. The board emphasised at the time that complete clarification of this case was in Statoil's interests.

This was the background for engaging attorney Erik Keiserud to conduct an independent examination of the case’s factual and legal aspects.

At its meeting on Thursday 17 June, Statoil's board was presented with and discussed Mr Keiserud's report, which was prepared on the basis of very extensive and thorough work.

The board takes note of Mr Keiseruds report. The board will not make any legal assessment and awaits the results of Økokrim's investigation and the inquiry by the US Securities and Exchange Commission (SEC).

The report has been submitted to Økokrim, SEC and the Iranian authorities, and it will be made public in its entirety.

The board would stress that the report confirms that the agreement did not comply with Statoil's internal ethical rules and did not show due consideration to the internal rules for procurement.

The board also points out that the measures resolved in connection with the board's handling of this case in September 2003 have been implemented.

At the meeting of 17 June, the board was also presented with, and discussed, the review conducted by auditor firm Deloitte and law firms Sørlie Wilhelmsen and Simonsen Føyen of the rest of Statoil's portfolio of international consultancy deals. The main conclusion of their work is as follows:

"This group has, within the scope of the investigation, not found that Statoil, directly or indirectly, has offered bribes or otherwise exerted improper influence, or attempted to engage in such conduct, in its attempts to obtain or retain business outside Norway."

The board also takes note of these assessments.

The main conclusions of Erik Keiseruds report to Statoil's board of directors on the Horton agreement:

"On 12 June 2002, Statoil PLC entered into a contract with Horton Investment Ltd. for consultancy in connection with Statoil’s involvement in Iran. The actual contractual counterparty was Mehdi Hashemi Rafsanjani, son of Iran’s former president. The consultancy contract was terminated on 10 September 2003. After the consultancy contract became the object of media publicity in early September 2003, and Økokrim had initiated an investigation into possible violations of the Criminal Code’s provisions regarding anti-bribery, attorney Erik Keiserud, with Advokatfirmaet Hjort DA, was engaged by Statoil’s Board to conduct an independent examination of the case’s factual and legal aspects.

Following the examination, the conclusion is that there is no basis for finding Statoil, as a company, or any individuals in Statoil, criminally liable in connection with the consultancy contract.

At the time the consultancy contract was entered into, Mehdi Hashemi was employed as head of the Iranian Fuel Optimizing Organization (IFCOO), which is an organization owned by the National Iranian Oil Company (NIOC). Hashemi must probably be considered a public official in Iran, but he did not have any influence over Iranian authorities’ award of contracts within the oil and gas business in his capacity as head of IFCOO. Sufficient indications of Hashemi having influenced the award of contracts in Iran in favor of Statoil, in a manner which is subject to the Criminal Code’s provisions on corruption, have not been uncovered. Nor is there a sufficient basis on which to state that employees of Statoil have held the perception that Hashemi would influence the decision-making processes in Iran in violation of the Norwegian corruption provisions.

When examining the negotiations leading up to Statoil being awarded operatorship of the offshore part of South Pars phases 6-8 in Iran, no circumstances indicating that the award was based on other grounds than normal business assessments have been uncovered. Mehdi Hashemi did not partake in these negotiations, nor has any connection been established between him and the persons who in fact took part in the decision-making process on the Iranian side.

Statoil has also requested an assessment of the consultancy contract in relation to Statoil’s own ethical rules and procurement procedures. The conclusion in relation to this is that the contract was not in compliance with Statoil’s ethical rules, and that the internal procurement procedures’ objectives were not sufficiently adhered to. The contract did not meet the requirements of transparency which follow from Statoil’s ethical rules. Mehdi Hashemi’s name did not appear on the consultancy contract, and the formal contractual counterparty was to Statoil an unknown company, registered in a tax haven. This involved that there was little possibility of Statoil tracing who the real recipient of the agreed remuneration was. Nor did Statoil undertake sufficient inquiries into the reputational risk the consultancy contract could pose to the company. This is to a large extent related to the ordinary procedures in Statoil’s procurement rules not having been abided by.

An important reason for why Statoil’s ethics policy and ordinary procurement procedures were not complied by appears to be that Statoil’s management at an early stage assumed the position that one wanted to enter into a consultancy contract with Mehdi Hashemi. The management’s position was conveyed to the part of the organization which was given the task of drafting the consultancy contract. The management’s attitude and direct involvement in the contract formation resulted in the case not being subject to a proper handling in accordance with Statoil’s internal rules and regulations. This led to the management’s decision to enter into a contract which involved the use of Hashemi as a consultant being made on a factual insufficiently basis. It is first of all the head of Statoil’s international department at the time, Richard Hubbard, who must bear the responsibility for the insufficient handling of the case, and for the basis which now exists for criticizing that the contract was entered into.

The commission from Statoil’s Board also involved that an examination and assessment of Statoil’s handling of the case after the internal investigation was initiated in March/April 2003 and up until the consultancy contract was terminated on 10 September 2003 was to be made. The internal investigation during this period was conducted under the management of Statoil’s department Group Security, in collaboration with Corporate Audit. Group Security concluded at an early stage that the contract should be terminated, something which also was conveyed to the CEO at the time, Olav Fjell. However, Fjell wanted to maintain the contract, although with certain alterations to the payment routes. There is reason to criticize Fjell for his handling of the case internally in Statoil.

The case should have been brought before the Board at an earlier date, in particular because the decision to enter into the consultancy contract was made by the company’s top management. The Corporate Audit in Statoil has a direct reporting line to the Board, but this was not made use of. The chairman at the time, Leif Terje Løddesøl, should also have taken on a larger responsibility for the further handling of the case, including informing the board members, after the case had been presented to him in early June 2003."

Further information from:

Jannik Lindbæk, chair, +47 95 76 65 10 (mobile)

Erik Keiserud, attorney, +47 95 17 09 47 (mobile)

Mari Thjømøe, vice president investor relations, +47 51997790 (office) / +47 90777824 (mobile)

Thore E Kristiansen, vice president investor relations (USA), +1 2039786950 (mobile) / +47 91664659 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 18, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer